

Coda Music

People Powered Music

Overview

Coda is creating a new music streaming market with a different business model, pricing strategy, and proprietary technology that is attracting a younger demographic by including a social component.

- Two current markets: Lean Back (free, non-interactive) listeners and Lean In (paid, interactive) subscribers. Coda is taking a two phased approach to these markets.

- Coda launched the Lean Back version on March 1, 2020 on iOS, Android, and Web. Phase II will launch late 2020 or early 2021 and will include Lean In subscription plans.

- Over 42,000 users have streamed over 1.3M songs in the first 3 months since launch.



Music Streaming Market

There are two distinct markets within music streaming, Non-Interactive (free + ad supported) and Interactive (paid and ability to choose songs). There are few companies competing fiercely for users with the same pricing and consumer experience.

- Revenues are consistently high, but so are COGS, CAC, and operating costs. No one is making money.

- Spotify has the most paid subscribers and uses a free tier as a loss leader/conversion tool.

- Pandora is the leading free non-interactive app and is in steep decline.

- Google, Apple and Amazon just want users / data and don't care about profit/loss.

- Tidal and Deezer are making niche plays





Opportunity

The music industry, even through recent medium transformations, has always been controlled by a few music labels (aided by the 1998 DMCA act) that fix prices and control competition, thereby limiting consumer options and stifling innovation.

- There are two price tiers available in the market, free and $9.99+/mo. Younger and less affluent consumers are looking for more flexible pricing terms and free services; many have been priced out of interactive plans. There is need for a new price tier in this market.

- Coda will win new users at the subscription tier by offering a 'pay as you go' subscription model similar to prepaid cellular plans.

- Coda will profit at the free service tier where users are easily acquired, while creating a steady stream of conversions for the subscription tier.



Target Demographic by Income

■ Over $100K   ■ Under $100K



■ Coda Music   ■ Pandora

Coda Music – Lean Back

Coda is the first music streaming service built on a social network, utilizing a proprietary crowd sourcing algorithm to solve the problems of new music discovery and song repetition by connecting listeners with similar characteristics.


2:02
Community
Filter: Courtney Barnett Fans
Trending Songs by Courtney Barnett Fans
Listen Now
I'm listening to Pedestrian At Best by Courtney Barnett
aFROguy liked Have You Seen Your Mother, Baby, Standing In the Shadow?...
Gold Dust Woman
Fleetwood Mac
Radio
Community
Discover
Train Radio

- Free / Ad-supported with Premium Option to remove ads for $2.99 (Pandora is $5 for their ad free option).
- The social aspect of the solution is attractive to younger listeners, keeping them constantly engaged and creating new ways to connect users with artists and their community.
- Benefits of social + crowdsourcing technology include:
  - Social network revenue opportunities (display ads) are additive to typical music revenue streams (audio ads).
  - Crowd sourcing technology delivers the song curation for each user, allowing for significantly reduced labor cost to the business.
  - Social network virality will add organic growth at $0 CAC.
  - Improved music discovery and reduced song repetition.

Coda Music – Lean In

Coda attracts consumers with a better free music streaming option, building a following for entry into the interactive market with a pay as you go model to capitalize on the price elasticity of music streaming.



11:42
My Albums
Goodbye yellow brick roa...
÷ (deluxe)
Ed Sheeran
Diamonds (deluxe)
Elton John
Goodbye yellow brick road (40th annive
Elton John
Encore
Eminem
Kamikaze
Eminem
Rocket Man (I Think It's Going To Be
Elton John
Radio
Community
Discover
Library

- Pay as you go pricing will be attractive to ~252 million US consumers who are currently priced out of lean in plans.
- UMG sees an opportunity to better monetize their content in a new demographic. UMG has set KPI's for Coda to achieve in order to obtain a pay as you go interactive license.
- Benefits of pay as you go pricing include:
  - Setting a floor of $2.99/mo allows users to subscribe to an interactive service for a fraction of current pricing, opening up an entirely new market.
  - The younger and less affluent users we are targeting for the free service are the same demographic attracted to pay as you go plans.
  - Social activity at the free service tier generate in app purchase/ upgrade triggers.

Traction

Coda's entry into the market has been validated by surge in new users, high ratings, conversion to paid, and early signs of increased engagement.



Over 42,000 MAU



Winning target demographic

75%
24 & under



Trending with high rating

Coda Music
People Powered Music

OPEN

4.5 ★★★★☆
99 Ratings

#23
Music

12+
Age

640K seed round from friends
& family. Product development
begins.
Q2 2019

DMCA licensing approval
for all major and indie
labels & PROS.
Q1 2020

10,000 User Milestone
April 5, 2020

100,000 User Milestone.
March 1, 2021

Q1 2019
Coda Music, Inc. formed by Randy
Fusee and Jeff Teles. Proof of concept
developed. Provisional patent filed.

Q4 2019
MVP product enters
beta testing.

March 1, 2020
Coda Music laucnhes
for iOS, Android & Web.

April 23, 2020
20,000 User Milestone

May 1, 2021
Series A

Business Model

Coda's innovative pricing strategy and business model not only resonates with consumers, but also generates higher profits on less capital.



Coda Plus

$2.99 Subscription

Upgrade to Listen Ad Free

Free

Phase 1

$0.80 CAC

$6.20 LTV

$0.31 ARPU

40% Margin

5% Churn

5,000 new Free Tier listeners added per month

5% Upgrade

Premium

Availalbe in Phase 2

$4.50 CAC

$49.38 LTV

$3.95 ARPU

29.5% Margin

8% Churn

2,750 new Premium Tier subscribers added per month

Pay As You Go

$2.99 Subscription

6 hours of streaming

$2.99 In App

Add additional 6 hours of streaming to base subscription

Team

Experienced co-founders with a recent exit immediately prior, and personally invested in Coda.

 Randy Fusee is a University of Maryland graduate with over 20 years of executive leadership experience in sales, product management, and technology. He has a successful entrepreneurial history, founding Global Apptitude which he bootstrapped through to acquisition in 2017.

 Jeff Teles is a University of Maryland alumnus with extensive technical expertise and over 20 years of executive experience at multiple venture-backed tech companies. He is responsible for all aspects of Coda Music's technical vision and execution. Jeff co-founded Global Apptitude with Randy in 2012.

Notable Friends, Advisors, and Investors on the cap table include:

 Gregg Alexander has previously worked at Sony Music, Interscope Records, Rdio, and Revyrie and is a well connected insider within the music industry.

 David Ring previously served as Executive Vice President, Business & Legal Affairs and Business Development, with Universal Music Group and now serves as Chief Music Licensing counsel for Pandora / SiriusXM.

 Ken Fuchs previously served as President of Yahoo! Entertainment and Sports and as CEO of STATS, and currently serves as President of Mobile for William Hill.

Seeking

Raising $100-250K Seed to continue marketing strategy and reach 100K MAU to enter interactive market with Universal Media Group

- $700K invested, $200K from Founders
- Terms: SAFE, $8MM CAP
- Increase marketing spend to $50K / month
- Continued development on social features, data collection, etc.
- Upon reaching critical mass, prepare for pay as you go model with Universal Music Group and raise Series A